UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lilis Energy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

532403201

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Exhibit Index: Page 8

CUSIP No. 532403201	13G

1.	Names of Reporting Persons. ROSSEAU ASSET MANAGEMENT LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,712,334

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,712,334

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,334

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person: IA

CUSIP No. 532403201	13G

1.	Names of Reporting Persons. WARREN B. IRWIN

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,712,334

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,712,334

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,334

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person: IN, HC

CUSIP No. 532403201	13G

1.	Names of Reporting Persons. ROSSEAU LIMITED PARTNERSHIP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,129,867

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,129,867

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,129,867

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person: PN

CUSIP No. 532403201	13G

1.	Names of Reporting Persons. ROSSEAU GENPAR LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,129,867

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,129,867

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,129,867

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person: CO

CUSIP No. 532403201	13G

1.	Names of Reporting Persons. G10-ROSSEAU SPECIAL SITUATIONS MASTER FUND

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 582,467

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 582,467

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 582,467

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person: CO

CUSIP No. 532403201	13G

Item 1(a).           Name of Issuer:

Lilis Energy, Inc. (the “Issuer”).

Item 1(b).           Address of Issuer’s Principal Executive Offices:

300 East Sonterra Boulevard, Suite 1220, San Antonio, TX 78258

Item 2(a).           Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)            Rosseau Asset Management Ltd. (“RAM”);

ii)         Warren B. Irwin (“Mr. Irwin”);

iii)      Rosseau Limited Partnership (“RLP”);

iv)     Rosseau GenPar Ltd. (“RGP”); and

v)        G10-Rosseau Special Situations Master Fund (“RSSMF”).

This statement relates to Shares (as defined herein) held for the account of each of RLP and RSSMF.  RAM is the investment adviser to RLP and RSSMF.  RGP is the general partner of RLP.  Mr. Irwin is the principal of RAM and RGP.  In such capacities, RAM and Mr. Irwin may be deemed to have voting and dispositive power over the Shares held for the account of RLP and RSSMF.  RGP may be deemed to have voting and dispositive power over the Shares held for the account of RLP.

Item 2(b).           Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of RAM, Mr. Irwin, RLP and RGP is Bay Wellington Tower, 181 Bay Street, Suite 2920, Box 736, Toronto, Ontario  M5J 2T3. The address of the principal business office of RSSMF is c/o Elian Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9007.

Item 2(c).            Citizenship:

i)            RAM is an Ontario, Canada limited company;

ii)         Mr. Irwin is a citizen of Canada;

iii)      RLP is an Ontario, Canada limited partnership;

iv)     RGP is an Ontario, Canada limited company; and

v)        RSSMF is a Cayman Islands exempted company.

Item 2(d).           Title of Class of Securities:

Common Stock, $0.0001 par value (the “Shares”).

Item 2(e).            CUSIP Number:

532403201

CUSIP No. 532403201	13G

Item 3.                           If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.                          Ownership:

Item 4(a)              Amount Beneficially Owned:

As of February 14, 2018, each of RAM and Mr. Irwin may be deemed the beneficial owner of 2,712,334 Shares.  This amount consists of: (i) 2,129,867 Shares held for the account of RLP; and (ii) 582,467 Shares held for the account of RSSMF.  As of February 14, 2018, RGP may be deemed the beneficial owner of 2,129,867 Shares held for the account of RLP.

Item 4(b)              Percent of Class:

As of February 14, 2018, each of RAM and Mr. Irwin may be deemed the beneficial owner of approximately 4.99% of Shares outstanding, RLP and RGP may be deemed the beneficial owner of approximately 3.9% of Shares outstanding and RSSMF may be deemed the beneficial owner of approximately 1.1% of Shares outstanding.  (There were 53,300,332 Shares outstanding as of November 13, 2017, according to the Issuer’s 10Q filed November 14, 2017.)

Item 4(c)               Number of Shares of which such person has:

RAM and Mr. Irwin:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,712,334
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,712,334

RLP and RGP:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,129,867
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,129,867

RSSMF:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	582,467
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	582,467

Item 5.                          Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 532403201	13G

Item 6.                          Ownership of More than Five Percent on Behalf of Another Person:

RAM serves as investment adviser to RLP and RSSMF, each of which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Shares. RGP serves as the general partner of RLP, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Shares.  Neither RLP nor RSSMF holds more than 5% of the Shares outstanding.

Item 7.                           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                          Identification and Classification of Members of the Group:

See Joint Filing Agreement (Exhibit A).

Item 9.                          Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

CUSIP No. 532403201	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

ROSSEAU ASSET MANAGEMENT LTD.

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	President

WARREN B. IRWIN

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin

ROSSEAU LIMITED PARTNERSHIP

By:	Rosseau GenPar Ltd.,
Its general partner

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	President

ROSSEAU GENPAR LTD.

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	President

G10-ROSSEAU SPECIAL SITUATIONS MASTER FUND

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	Director

CUSIP No. 532403201	13G

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	12

CUSIP No. 532403201	13G

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Lilis Energy, Inc., dated as of February 14, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2018

ROSSEAU ASSET MANAGEMENT LTD.

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	President

WARREN B. IRWIN

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin

ROSSEAU LIMITED PARTNERSHIP

By:	Rosseau GenPar Ltd.,
Its general partner

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	President

ROSSEAU GENPAR LTD.

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	President

G10-ROSSEAU SPECIAL SITUATIONS MASTER FUND

By:	/s/Warren B. Irwin
Name:	Warren B. Irwin
Title:	Director